UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42465

EUROHOLDINGS LTD
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[X] Form 20-F        [ ] Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroholdings Ltd on September 1, 2026 entitled: EuroHoldings Ltd. Announces Charter Contract Extensions for Two of its Feeder Containerships, M/V Joanna and M/V Aegean Express.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROHOLDINGS LTD

Dated: September 2, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

EuroHoldings Ltd. Announces Charter Contract Extensions for Two of its Feeder Containerships, M/V Joanna and M/V Aegean Express

Maroussi, Athens, Greece – September 1, 2026 – Euroholdings Ltd. (NASDAQ: EHLD, the “Company” or “Euroholdings”), an owner and operator of container carriers and tanker vessels and provider of container and tanker seaborne transportation services, announced today time charter contract extensions for its two container vessels:

•

The 1,732 teu feeder containership, M/V Joanna, for a minimum of 30 months plus up to an additional 20 days at the option of the charterer, at a gross daily rate of $24,000. The new period will commence on December 2, 2026.

•

The 1,439 teu feeder containership, M/V Aegean Express, for a minimum period of 24 to a maximum period of 26 months, at the option of the charterer, at a gross daily rate of $20,500. The new period will commence on January 1, 2027.

Aristides Pittas, Chairman and CEO of EuroHoldings, commented: “We are very pleased to announce the extension of the time charter contracts for our feeder containerships, M/V Joanna and M/V Aegean Express, in direct continuation of their current charters at significantly higher rates than their current contracts. These fixtures are a testament to the continued firmness of the containership charter market, even for vintage vessels, amid ongoing geopolitical disruptions and a complete shortage of prompt tonnage to meet operators’ continued requirements. These fixtures will provide us with significant cash flows during their contracted period, building our liquidity, strengthening our balance sheet, and positioning us to better capitalize on opportunities to further grow our presence as a product tanker company, our stated growth strategy. The charters combined are expected to generate approximately $24 million of EBITDA over the minimum contracted period and increase our charter coverage for 2026, 2027, and 2028 to about 79, 48% and 47%, respectively.”

Fleet Profile:

After the expected delivery of M/V Hellas Fighter, the Euroholdings Ltd. fleet profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
JOANNA (+)(*)	Feeder	22,301	1,732	1999	TC until Sep-26, then until Dec-26 then until Jun-29	$9,500 $16,500 $24,000
AEGEAN EXPRESS (+)(*)	Feeder	18,581	1,439	1997	TC to end Dec-26 then until the end of Dec-28	$16,700 $20,500
Total Container Carriers	2	40,882	3,171
HELLAS AVATAR	Product Tanker	49,997		2015	pending delivery
HELLAS FIGHTER (**)	Product Tanker	49,997		2015	Spot/Short-Term
Total Tankers	2	99,994
Grand Total	4	140,876

Note:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC, unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

The vessel is expected to be delivered to our fleet in September 2026.

About EuroHoldings Ltd.

Euroholdings Ltd. was formed on March 20, 2024, under the laws of the Republic of the Marshall Islands. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA, or "Euroseas") to serve as the holding company of three subsidiaries that were contributed by Euroseas effective January 1, 2025. On March 17, 2025, Euroseas distributed all the shares of Euroholdings to its shareholders thereby spinning off Euroholdings. Euroholdings began trading on NASDAQ Capital Market under the ticker EHLD on March 18, 2025.

Euroholdings operations and containership vessels are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management of the vessels. The Company’s product tanker is managed by Latsco Marine Management Inc., an ISO 9001:2015, ISO 14001:2015, ISO 50001:2018, ISO/IEC 27001:2022 and ISO 45001:2018 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management of the tanker vessel.

The Company has a fleet of 2 Feeder container carriers with a total carrying capacity of 3,171 TEU and two medium range (MR) product tankers with capacity of 99,994 dwt on a fully delivered basis, following the delivery of M/T Hellas Fighter.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website: www.euroholdings.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Strategy Officer & Treasurer EuroHoldings Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroholdings.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroholdings@capitallink.com